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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                          GRAPHIC PACKAGING CORPORATION
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   388688 10 3
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                                 (CUSIP Number)

                             Raphael M. Russo, Esq.
                  Paul, Weiss, Rifkind, Wharton & Garrison LLP
                           1285 Avenue of the Americas
                          New York, New York 10019-6064
                                 (212) 373-3000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 9, 2007
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             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1(f) or 13d-1 (g), check the following box. This box should not be checked off.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the NOTES).

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
-------------------------------                          -----------------------
     CUSIP No. 388688 10 3           Schedule 13D              Page 2 of 8
-------------------------------                          -----------------------

--------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     EXOR Group S.A.
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  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [_]
                                                                        (b) [X]
--------------------------------------------------------------------------------
  3  SEC USE ONLY

--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)
                                                                            [_]
--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     LUXEMBOURG
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  NUMBER OF          7     SOLE VOTING POWER

    SHARES                 0 Shares
                  --------------------------------------------------------------
 BENEFICIALLY        8     SHARED VOTING POWER

   OWNED BY                34,222,500 Shares (see Item 5)
                  --------------------------------------------------------------
     EACH            9     SOLE DISPOSITIVE POWER

  REPORTING                0 Shares
                  --------------------------------------------------------------
    PERSON          10     SHARED DISPOSITIVE POWER

     WITH                  34,222,500 Shares (see Item 5)
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     34,222,500 Shares (see Item 5)

--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [_]

--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.06% (1)
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

     CO
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(1)   Based on 200,625,243 shares outstanding as of the close of business on
      March 19, 2007.

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     CUSIP No. 388688 10 3           Schedule 13D              Page 3 of 8
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--------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Instituto Finanziario Industriale S.p.A.
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  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [_]
                                                                        (b) [X]
--------------------------------------------------------------------------------
  3  SEC USE ONLY

--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)
                                                                            [_]
--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     ITALY
--------------------------------------------------------------------------------
  NUMBER OF          7     SOLE VOTING POWER

    SHARES                 0 Shares
                  --------------------------------------------------------------
 BENEFICIALLY        8     SHARED VOTING POWER

   OWNED BY                0 Shares
                  --------------------------------------------------------------
     EACH            9     SOLE DISPOSITIVE POWER

  REPORTING                0 Shares
                  --------------------------------------------------------------
    PERSON          10     SHARED DISPOSITIVE POWER

     WITH                  0 Shares
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0 Shares

--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [_]

--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

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     CUSIP No. 388688 10 3           Schedule 13D              Page 4 of 8
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--------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Giovanni Agnelli e C. S.a.p.az.
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [_]
                                                                        (b) [X]
--------------------------------------------------------------------------------
  3  SEC USE ONLY

--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)
                                                                            [_]
--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     ITALY
--------------------------------------------------------------------------------
  NUMBER OF          7     SOLE VOTING POWER

    SHARES                 34,222,500 Shares (see Item 5)
                  --------------------------------------------------------------
 BENEFICIALLY        8     SHARED VOTING POWER

   OWNED BY                0 Shares
                  --------------------------------------------------------------
     EACH            9     SOLE DISPOSITIVE POWER

  REPORTING                34,222,500 Shares (see Item 5)
                  --------------------------------------------------------------
    PERSON          10     SHARED DISPOSITIVE POWER

     WITH                  0 Shares
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     34,222,500 Shares (see Item 5)

--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [_]

--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.06% (1)
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

(1) Based on 200,625,243 shares outstanding as of the close of business on March 19, 2007.

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     CUSIP No. 388688 10 3           Schedule 13D              Page 5 of 8
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ITEM 1. SECURITY AND COMPANY.

This Amendment No. 1 to Schedule 13D hereby amends and supplements the statement of beneficial ownership on Schedule 13D initially filed by EXOR Group S.A., Instituto Finanziario Industriale S.p.A. and Giovanni Agnelli e C. S.a.p.az. on November 4, 2003 (the "Initial Statement"), relating to the common stock, par value $0.01 per share of Graphic Packaging Corporation, a Delaware corporation (the "Company"). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement.

ITEM 2. IDENTITY AND BACKGROUND.

Item 2 is amended and restated in its entirety to read as follows:

This Statement is being filed by: (i) EXOR Group S.A. ("EXOR"); and (ii) Giovanni Agnelli e C. S.a.p.az. ("GA", and together with EXOR, the "Reporting Persons").

EXOR is a corporation organized under the laws of Luxembourg. The address of its principal business and principal office is 22-24 Boulevard Royal, L-2449 Luxembourg. The present principal business activity of EXOR is to invest and hold participations in selected industries through substantial direct or indirect equity participations in companies that have a leading position in their respective industries. EXOR is deemed to be controlled, for purposes of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by GA. As a result of a reorganization of the Agnelli group, EXOR is no longer deemed to be controlled, for purposes of the Exchange Act, by Instituto Finanziario Industriale ("IFI"). Accordingly, IFI is no longer a Reporting Person.

GA is an Italian limited partnership represented by shares. The present principal business activity of GA is to ensure the cohesion and continuity of the management of its controlling interest in EXOR and IFI. The address of GA's principal business and principal office is via del Carmine 10, presso Simon fiduciaria S.p.a., 10122 Turin, Italy. GA is deemed to be controlled, for purposes of the Exchange Act, by its General Partners, Messrs. Tiberto Brandolini d'Adda, Gianluigi Gabetti, John Philip Elkann and Alessandro Giovanni Nasi.

Attached as Schedule A hereto and incorporated by reference herein is a list of
(i) all executive officers and directors of each Reporting Person which is a corporation, (ii) all general partners of each Reporting Person which is a partnership, (iii) all persons controlling any of the foregoing (to the extent not provided herein) and (iv) all executive officers and directors of any corporations ultimately in control of any of the foregoing. Such Schedule A also sets forth the address, principal occupation or employment and, with respect to natural persons, citizenship of each person listed thereon.

During the past five years, none of the Reporting Persons (or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A hereto) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or have been parties to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4. PURPOSE OF TRANSACTIONS.

Item 4 is amended and supplemented by adding the following:

On July 9, 2007, the Company entered into a Transaction Agreement and Agreement and Plan of Merger ("Transaction Agreement") by and among the Company, Bluegrass Container Holdings, LLC, a Delaware limited liability company ("BCH"), TPG Bluegrass IV, L.P., a Delaware limited partnership ("TPG IV"), TPG Bluegrass IV-AIV 2, L.P., a Delaware limited partnership ("TPG IV-AIV"), TPG Bluegrass V, L.P., a Delaware limited partnership ("TPG V"), TPG Bluegrass V-AIV 2, L.P., a Delaware limited partnership ("TPG V-AIV"), Field Holdings, Inc., a Delaware corporation ("Field Holdings"), TPG FOF V-A, L.P., a Delaware limited partnership ("FOF V-A"), TPG FOF V-B, L.P., a Delaware limited partnership ("FOF V-B"), BCH Management, LLC, a Delaware limited liability company (together with Field Holdings, TPG IV, TPG IV-AIV, TPG V, TPG V-AIV, FOF V-A, FOF V-B and any transferee of their interests in BCH, the "Sellers"), New Giant Corporation, a Delaware corporation and wholly-owned subsidiary of the Company ("Newco"), and Giant Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Newco ("Merger Sub"). According to the Company's Current Report on Form 8-K, filed by the Company with the Securities and Exchange Commission on July 11, 2007 (the "Company Form 8-K"), the Transaction Agreement provides for the combination of the Company and Altivity

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     CUSIP No. 388688 10 3           Schedule 13D              Page 6 of 8
-------------------------------                          -----------------------


Packaging, LLC, a wholly-owned subsidiary of BCH, under the terms described in the Company Form 8-K and in the Transaction Agreement attached thereto. According to the Company Form 8-K, under the terms of the Transaction Agreement, Merger Sub will be merged with and into the Company (the "Altivity Merger"), and the Company will become a wholly-owned subsidiary of Newco. According to the Company Form 8-K, as a result of the Altivity Merger, each issued and outstanding share of the Company's common stock will be converted into the right to receive one newly issued share of Newco common stock. According to the Company Form 8-K, the Transaction Agreement also provides for each Seller to exchange BCH equity interests owned by each Seller for newly issued shares of Newco common stock (the "Exchange," and together with the Altivity Merger, the "Transaction"). According to the Company Form 8-K, Newco will issue an aggregate of 139,445,038 shares of Newco common stock in the Exchange to the Sellers for all of the equity interests of BCH. The total number of shares of Newco common stock issued to Sellers is expected to constitute 40.61% of the total number of shares of Newco common stock on a fully diluted basis, and the total number of shares of Newco common stock issued to the Company's stockholders is expected to constitute 59.39% of the total number of shares of Newco common stock on a fully diluted basis. According to the Company Form 8-K, the affirmative vote of a majority of the issued and outstanding shares of Company common stock is required to approve the Altivity Merger, and under the terms of the Transaction Agreement, the Company is required to call a meeting of the stockholders of the Company to vote on the approval of the Altivity Merger as promptly as reasonably practicable.

Concurrent with the execution of the Transaction Agreement, EXOR and certain other stockholders of the Company together representing approximately 65% of the issued and outstanding shares of the Company have entered into a voting agreement (the "Voting Agreement") with BCH and the Company pursuant to which such stockholders agreed, among other things, to vote their shares of Company common stock (i) in favor of the adoption of the Transaction Agreement and the Altivity Merger; (ii) against any action that is in opposition to Altivity Merger or the obligations of the Company under the Transaction Agreement; and
(iii) against any alternative business combination transaction and against any other action that would reasonably be expected to adversely affect the Altivity Merger or the other transactions contemplated by the Transaction Agreement. In the event that the Company's Board of Directors changes its recommendation that stockholders vote in favor of the Altivity Merger in respect of a superior proposal for an alternative business combination transaction, then the stockholders subject to the Voting Agreement have agreed to vote 32% of the total number of outstanding shares of the Company's common stock in favor of the Altivity Merger. In addition, each stockholder subject to the Voting
Agreement has agreed to vote its remaining shares in a manner that is proportionate to the manner in which all other issued and outstanding shares of the Company's common stock not subject to the Voting Agreement are voted. The Voting Agreement will terminate: (i) upon the closing of the Transactions; (ii) upon termination of the Transaction Agreement in accordance with its terms; or
(iii) if the parties agree to any amendment or change to the Transaction Agreement that changes the form or reduces the amount of consideration to be paid in the Altivity Merger. The foregoing summary of the Voting Agreement is qualified in its entirety by reference to the text of the Voting Agreement, which is attached hereto as Exhibit 8 and incorporated herein by reference.

In connection with the Transaction, Newco entered into a stockholders agreement with certain Coors family stockholders, Clayton, Dublier & Rice Fund V Limited Partnership, EXOR and certain Sellers, which will become effective upon the closing of the Transaction.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

Item 6 is hereby amended and supplemented by incorporating by reference the information set forth in Item 4 of this Amendment No. 1.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Item 4 is hereby amended and supplemented by adding the following:

    EXHIBIT                          DESCRIPTION
  -----------      ------------------------------------------------------------
       8           Voting Agreement dated as of July 9, 2007, by and among BCH, the persons listed on the signature pages thereto as a Family Stockholder, Clayton, Dubilier & Rice Fund Limited
                   Partnership, EXOR Group S.A., and, solely for the purposes of Section 5.2 thereof, the Company (incorporated herein by reference to Exhibit 10.1 to Graphic Packaging Corporation's
                   Current Report on Form 8-K, filed on July 11, 2007).

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     CUSIP No. 388688 10 3           Schedule 13D              Page 7 of 8
-------------------------------                          -----------------------


SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 19, 2007


EXOR GROUP S.A.


By:                 *
     ------------------------------------
     Name: Peter J. Rothenberg
     Title: Attorney-in-Fact


INSTITUTO FINANZIARIO INDUSTRIALE S.p.A


By:                 *
     ------------------------------------
     Name: Peter J. Rothenberg
     Title: Attorney-in-Fact


GIOVANNI AGNELLI E C. S.a.p.az


By:                 *
     ------------------------------------
     Name: Peter J. Rothenberg
     Title: Attorney-in-Fact





     /s/ Peter J. Rothenberg
     ------------------------------------
     * Peter J. Rothenberg
       Attorney-in-Fact

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     CUSIP No. 388688 10 3           Schedule 13D              Page 8 of 8
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
SCHEDULE A

          Name                   Address           Position Held With         Present Principal         Citizenship
                                                     GA and/or EXOR        Occupation or Employment
-------------------------------------------------------------------------------------------------------------------
John Philip Elkann        Corso Matteotti 26,    Deputy Chairman and     Chairman of IFI, Deputy       Italy
                          10121 Turin, Italy     General Partner of      Chairman and General
                                                 GA,                     Director of EXOR
                                                                         Partner of GA, Director
                                                                         of EXOR, Deputy
                                                                         Chairman of Fiat and
                                                                         IFIL, Director of RCS
                                                                         Mediagroup , Banca
                                                                         Leonardo

Virgilio Marrone          Corso Matteotti 26,    Director of EXOR        CEO and General Manager of    Italy
                          10121 Turin, Italy                             IFI, Director of EXOR and
                                                                         Fiat, Member of the Control
                                                                         Board of Intesa Sanpaolo

Tiberto Brandolini        22-24 Blvd. Royal      Deputy Chairman,        Deputy Chairman, Managing     Italy
d'Adda                    L-2449 Luxembourg      Managing Director and   Director and Director of
                                                 Director of EXOR,       EXOR, President of Sequana,
                                                 General Partner of GA   General Partner of GA,
                                                                         Director of IFI, Fiat,
                                                                         Vittoria Assicurazioni and
                                                                         SGS SA

Gianluigi Gabetti         Corso Matteotti 26,    Chairman and General    Chairman and General          Italy
                          10121 Turin, Italy     Partner of GA,          Partner of GA, Director of
                                                 Chairman of EXOR        IFI, Chairman of EXOR, IFIL
                                                                         and Fiat USA

Franzo Grande Stevens     Corso Matteotti 26,    Director of EXOR        Director of IFI, EXOR,        Italy
                          10121 Turin, Italy                             IFIL, Pininfarina, RCS
                                                                         Mediagroup, Pictet Int.
                                                                         Capital Management, SEI SpA

Alessandro Nasi           Corso Matteotti 26,    General Partner of GA   General Partner of GA         Italy
                          10121 Turin, Italy

Jacques Loesch            4, Rue Carlo Hemmer    Director of EXOR        Director of EXOR              Luxembourg
                          L-1734 Luxembourg

Pierre Martinet           19, Ave. Montaigne     Secretary of EXOR       CEO of Sequana Capital        France
                          75008 Paris